

February 28, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Johnson & Johnson, under the Exchange Act of 1934:

- 2.700% Notes due 2029

- 3.050% Notes due 2033

- 3.350% Notes due 2037

- 3.600% Notes due 2045

- 3.700% Notes due 2055

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com